Exhibit 99.1

NEWS RELEASE

Endeavour Silver Produces 1,898,999 oz Silver and 18,519 oz Gold
(3.0 Million oz Silver Equivalents) in the First Quarter, 2014

First Quarter, 2014 Financial Results to be Released After Market on Monday, May 12; Conference Call on Tuesday, May 13, 2014

Vancouver, Canada – April 9, 2014 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK) posted strong silver and gold production results in the First Quarter, 2014 from the Company’s three operating silver mines in Mexico: the Guanaceví mine in Durango State and the Bolañitos and El Cubo mines in Guanajuato State.

Silver production in the First Quarter, 2014 was up 27% to 1,898,999 ounces (oz) and gold production was up 23% to 18,519 oz compared to the First Quarter, 2013.  Silver equivalent production rose 26% to 3.0 million oz using a 60:1 silver gold ratio.

Production Highlights for First Quarter, 2014 (Compared to First Quarter, 2013)

• Silver production increased 27% to 1,898,999 oz
• Gold production jumped 23% to 18,519 oz
• Silver equivalent production rose 26% to 3.0 million oz (at a 60:1 silver: gold ratio)
• Silver oz sold  up 1% to 1,537,665 oz
• Gold oz sold  up 5% to 16,445 oz
• Bullion inventory at quarter-end included 295,839 oz silver and 421 oz gold
• Concentrate inventory at quarter-end included 60,512 oz silver and 1,113 oz gold

Endeavour CEO Bradford Cooke commented, “Although we did not forecast any production growth in 2014, we are already ahead of our production plan for the year as our operations team continues to perform well. Management is also intent on improving our safety, financial and exploration performance in 2014 as we get ready for the next leg up in the precious metal cycle.

“The recent fatal accidents at Guanacevi and El Cubo prompted management to immediately implement a full safety retraining program at all three mines.  Each mine will shut down for two days so each shift can receive a two-day refresher course on safety policies and practices.  In addition, Endeavour will retain an underground mine safety specialist to review the company’s safety programs and implement any recommended improvements.

“We continue to try and optimize our operating costs and improve our profit margins given the current low silver and gold prices.  Brownfields exploration and development programs funded by cash flow are underway at all three mines to replace reserves, expand resources and extend mine lives. Drilling will resume shortly at our exciting high grade silver-gold discovery in the Terronera vein on the San Sebastián property in Jalisco State, currently in the mine permitting process.”

At Guanaceví, higher grades and recoveries related to ore from the Porvenir Cuatro mine helped deliver record quarterly production in the First Quarter, 2014.  However, plant throughput in the month of April will be reduced by 100 tpd as the FIMSA mill is down for repair and maintenance.  Plant grades are expected to return to plan over the rest of the year through blending of the higher grade ores with the ore stockpile.

At Bolañitos, the mine continued to operate at the plant capacity in the First Quarter, 2014 and gold grades continue to exceed the estimated reserve grades.

At El Cubo, the capital investments and operational changes implemented since acquisition appear to have gained traction but there are still a few months of accelerated mine development needed in order to make the progress sustainable over the longer term.  Production grades improved in the First Quarter, 2014 but mine output declined due to development initiatives and a change of mine manager.  The mine is now back on plan to fill the plant capacity by year-end and start building an ore stockpile.

Endeavour has enjoyed a multi-year track record of continuous improvement in safety performance, and these latest accidents were a harsh reminder of the risks inherent in the mining industry.  The Company has historically introduced new safety initiatives on a regular basis to keep employees and contractors focused on safe practices in the workplace.  The Company conducts mine rescue training continuously and uses multiple safety strategies including the 5 point system, Dupont STOP program, and My Brother’s Keeper, among others, in addition to thousands of hours of safety training, regular safety audits, extensive safety signage and job-specific training such as barring down.

Management is very focused on safety performance and the recent initiatives to completely retrain the workforce should help get the Company’s safety performance back on track to reflect a culture of excellence.  Endeavour has previously won National Safety Awards for its safety programs and Company mine rescue teams have captured multiple individual and team awards in mine rescue competitions.

Production Tables for First Quarter, 2014

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt (1)	Ag %	Au %	Oz	Oz
Guanacevi	106,813	1,187	350	0.77	83.7%	86.0%	1,005,781	2,273
Bolañitos	142,412	1,582	144	2.72	86.9%	85.4%	572,851	10,640
El Cubo	97,300	1,081	110	2.01	93.1%	89.2%	320,367	5,606
Consolidated	346,525	3,850	198	1.92	86.1%	86.6%	1,898,999	18,519

(1) gpt = grams per tonnes

Q1 2014 Highlights	Period Ended March 31
	2014	2013	% Change
Throughput (tonnes)	346,525	376,344	-8%
Silver ounces produced	1,898,999	1,489,716	27%
Gold ounces produced	18,519	15,032	23%
Payable silver ounces produced	1,844,165	1,459,706	26%
Payable gold ounces produced	17,796	14,787	20%
Silver equivalent ounces produced (1)	3,010,139	2,391,636	26%
Silver ounces sold	1,537,665	1,515,077	1%
Gold ounces sold	16,445	15,724	5%

(1)	Silver equivalent ounces calculated using 60:1 ratio
(2)
Revenue from the sale of concentrates is subject to adjustments upon final settlement.  Concentrate sales are subject to mark-to-market accounting treatments resulting in quarterly closing prices used for a significant portion of metal sales. Furthermore, reported revenue and realized prices include adjustments to prior quarter sales on final settlement.

Release of First Quarter, 2014 Financial Results and Conference Call

The First Quarter, 2014 financial results will be released after market on Monday, May 12, 2014 and a telephone conference call will be held at 10:00am PDT (1:00pm EDT) on Tuesday, May 13, 2014.

Annual General Meeting

The Company will host its annual general meeting on Thursday, May 8, 2014 in Vancouver at the Terminal City Club, 837 West Hastings at 10:00am PDT and has posted its annual general meeting materials on its website. All shareholders can receive a hard copy of the Company’s annual general meeting materials free of charge upon request. To receive this material in hard copy, please contact Meghan Brown, Director Investor Relations at (604) 640-4804 or toll free (877) 685-9775.

About Endeavour Silver – Endeavour is a mid-tier silver mining company focused on growing its production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted nine consecutive years of accretive growth of its silver mining operations. The organic expansion programs now underway at Endeavour's three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2014 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; fluctuations in the prices of commodities and their impact on reserves and resources as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.